May 28, 2009	OTCBB: AMGOF

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

AMG ANNOUNCES ADIRA ENERGY CORP. HAS ENGAGED SANDFIRE
SECURITIES INC. FOR A PRIVATE PLACEMENT OF A MINIMUM OF $2 MILLION

Vancouver, British Columbia, AMG OIL LTD. (OTCBB: AMGOF) (the “Company”) is pleased to announce that, further to the letter of intent it has signed with Adira Energy Corp. (“Adira Energy”), a company incorporated in the province of Ontario, holding interests in certain petroleum rights in Israel (the “Proposed Transaction”), Adira Energy has engaged Sandfire Securities Inc. (“Sandfire”) to act as lead agent in a brokered offering of a minimum of 8,000,000 units (“Units”) at US$0.25 per Unit (the “Private Placement”). Completion of the Private Placement is a condition to the closing of the Proposed Transaction.

Each Unit shall consist of one (1) common share in Adira Energy and one half (1/2) of one warrant, each full warrant entitling the holder to acquire an additional common share at a price of US$0.50 per common share for a period of 24 months from the closing of the Private Placement. The Units will be exchanged for units in the issuer resulting upon completion of the Proposed Transaction (the “Resulting Issuer”) on a one for one basis. Warrants in the Resulting Issuer will include an acceleration provision; if the closing price of common shares of the Resulting Issuer for any period of 20 consecutive trading days exceeds US$1.00 per common share (the 20th day of such trading period, the “Acceleration Date”), their expiry date will become the date that is 30 days after the Acceleration Date. In the event the Resulting Issuer is listed on an exchange in Canada, the closing price for determining acceleration and the exercise price of the warrants shall each be in Canadian dollars based on the exchange rate as of the date of the closing of the Proposed Transaction. Sandfire and participants in the selling group will receive a cash commission equal to 7% of the aggregate proceeds of the issue of Units resulting from orders introduced and confirmed to the Company and compensation options which will entitle them to purchase additional common shares of the Resulting Issuer equal to 7% of the aggregate number of Units sold in the Private Placement at a price of US$0.25 per common share for the two year period following closing. Sandfire will also receive a success fee and compensation for certain expenses.

Subscriptions to the Private Placement will be held in escrow by a third party until all other conditions to the Proposed Transaction have been fulfilled, and if such conditions are not fulfilled, subscription funds shall be returned to each subscriber.

The securities have not been registered under the Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Securities purchased by U.S. investors pursuant to exemptions from the registration requirements may not be resold within the United States other than pursuant to further exemptions from the registration requirements. Securities issued by the Resulting Issuer will not be registered under the U.S. Securities Act and may not be resold in the United States other than through exemptions from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For more information contact: Michael Hart
Investor Relations: (604) 682-6496

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings free of charge at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.